UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves Business Plan 2026-2030
—

Rio de Janeiro, November 27, 2025 – Petróleo Brasileiro S.A. - Petrobras announces that its Board of Directors approved, during a meeting held today, the Business Plan 2026-2030 (BP 2026-30).

In BP 2026-30, Petrobras maintains the strategies defined in the Strategic Plan 2050 (SP 2050) and reaffirms its vision of being the best diversified and integrated energy company in value generation, building a more sustainable world, reconciling its focus on oil and gas with diversification into low-carbon businesses (including petrochemicals, fertilizers and biofuels), sustainability, safety, respect for the environment, and total attention to people.

Given the scenario of lower oil prices, the BP 2026-30 reinforces the commitment to growth with value generation and the company's financial sustainability through capital discipline, operational efficiency, optimization of operating expenses, and budget limits for investments, in addition to the adoption of more restrictive criteria in the governance for projects approvals.

Over the horizon of BP 2026-30, Petrobras forecasts total investments (Capex) of US$ 109 billion, of which US$ 91 billion will be in projects in the Implementation Portfolio and US$ 18 billion in the Under Evaluation Portfolio, composed of opportunities with a lower degree of maturity.

To ensure financial resilience and flexibility to respond to market conditions, the Plan introduces a new mechanism for the Implementation Portfolio, with two classifications:

•	“Implementation Base Portfolio”: US$ 81 billion, which includes projects whose budget was approved in the Plan, even if not yet sanctioned[1].

•	“Implementation Target Portfolio”: US$ 91 billion, which, in addition to the projects in the Implementation Base Portfolio (US$ 81 billion), includes projects (US$ 10 billion) whose budget confirmation is subject to a financing analysis. Quarterly assessments, based on projections for cash flows and capital structure, will determine the progress of these projects, as well as any prioritization.

[1] Sanctioned projects are investments with approved expenditures for the execution of their scope. The economic merit of unsanctioned projects will still be evaluated according to the governance for projects evaluation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

Breakdown of investment portfolios (CAPEX)

(US$ billion)

Annual distribution of investments (CAPEX) in the Implementation Target Portfolio

(US$ billion)

[2] Projections for Manageable Operating Expenses per year in US$ billion: 20.5 (2025); 20.2 (2026), 21.3 (2027), 21.9 (2028), 21.9 (2029) and 22.3 (2030).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

In addition to greater efficiency in Capex allocation, initiatives are planned to optimize costs, with estimated savings of US$ 12 billion in manageable operating expenses between 2025 and 2030[2], representing an average annual reduction of 8.5% compared to the previous Plan. The initiatives include reducing spending on non-producing platforms, optimizing aerial and offshore logistics, optimizing well interventions and subsea inspections, taking advantage of backhaul freight, and postponing non-priority routine services and maintenance. The cost optimization actions are implemented in full alignment with total attention to people, respect for the environment, preservation of operational safety and asset reliability.

The focus on oil and gas remains Petrobras top priority, and the dual resilience strategy – low cost and low emissions – is fundamental to reconcile leadership in the just energy transition with energy security and the country's sustainable development.

The company's sustainable growth is reflected in its ambition to maintain its relevance in Brazil's energy supply, preserving Petrobras' current share of 31% of Brazil's primary energy supply until 2050, with a greater share of renewable sources. In addition, Petrobras reaffirms its ambition to neutralize its operational emissions by 2050.

Exploration and Production (E&P)

The BP 2026-30 allocates investments of US$ 69.2 billion of E&P projects in the Implementation Target Portfolio over the five-year period.

Of this portfolio, 62% correspond to the Pre-Salt, 24% to Post-Salt fields, 10% are allocated to Exploration, and around 4% are related to Onshore, Shallow Waters, assets abroad, technologies or decarbonization projects.

The company raises the level of the oil and gas production curve in the short and medium term compared to the previous Plan, through better reservoir management, new complementary wells, and the start-up of new production systems, as well as an increasing availability of natural gas compared to the current supply.

The projects continue to stand out for their dual resilience (economic and environmental) and high economic value, comprising a portfolio viable under scenarios of low oil prices in the long term, with the prospective breakeven Brent price of the portfolio averaging US$ 25 per barrel and carbon intensity of up to 15 kgCO2e per barrel of oil equivalent over the five-year period.

The company also projects an average Total Cost of Produced Oil (TCPO) — which includes lifting costs (below US$ 6/barrel), government participation, depreciation and depletion — of US$ 30.4/boe from 2026 to 2030, considering government take according to the average Brent price estimated as a planning assumption. This represents a reduction of approximately US$ 6/barrel compared to the TCPO estimate from the previous Plan.

Eight new production systems will be implemented by 2030, seven of which are already contracted. Additionally, there are ten additional projects planned post-2030. Petrobras operates all these fields, except for Raia, operated by Equinor.

In the Búzios Field, in the Pre-Salt, the Plan includes completing the implementation of 11 FPSOs by 2027, with the start-up of already contracted platforms P-78, P-79, P-80, P-82, and P-83. Furthermore, the implementation of a 12th production unit, P-91, is undergoing the bidding process.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

New Production Systems Portfolio

Due to increased operational efficiency and higher production deliveries throughout the year, the current oil production projection for 2025 is approximately 2.4 million barrels per day (bpd), with an expectation to close the year in the upper band of the projected target of 2.3 million bpd, with a variation of +/- 4%.

In the BP 2026-30, Petrobras forecasts reaching, during the five-year period, a peak oil production of 2.7 million bpd in 2028 and a peak total production of 3.4 million barrels of oil equivalent and gas per day (boed) in 2028 and 2029. For the monitoring of the Plan, annual projections are considered, as shown in the graph below, with a margin of variation of +/- 4%.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

To address reserve replacement challenges, the BP 2026-30 directs US$ 7.1 billion towards exploratory activities over the five-year period, and the highlights are the Southern and Southeastern Basins, Equatorial Margin, and exploratory assets in other countries such as Colombia, São Tomé and Príncipe, and South Africa.

At the same time, Petrobras maintains projects aimed at increasing gas availability and pays special attention to mature assets, with the objective of assessing the possibilities of extending the productive life of these assets and their production systems, and, as a last resort, initiating decommissioning activities, following best sustainability practices in the disposal of assets at the end of their life cycle. The sustainable disposal of equipment and well abandonment will require expenditures of US$ 9.7 billion over the next five years.

Refining, Transportation, and Marketing + Petrochemicals and Fertilizers (RTM)

The BP 2026-30 allocates US$ 15.8 billion in investments in the Implementation Target Portfolio for Refining, Transportation, Marketing, Petrochemicals and Fertilizers (RTM).

In Refining, resources focus on the expansion and adequacy of the refining system, aiming at the production of high-quality and low-carbon fuels. With these projects, the company plans to expand its installed processing capacity from 1.8 million bpd to 2.1 million bpd by 2030, an increase of 320,000 bpd, including projects under evaluation. This expansion will be supported by projects in the existing plants, without the need for the construction of new refineries.

Additionally, by the end of the BP 2026-30 five-year period, the production profile will also be improved, with a greater share of high-value-added products. Diesel production will increase from 40% to 45% of total production, with reduced sulfur content and improved quality. Investments in Refining, particularly the completion of RNEST Train 2 and the Boaventura Refining project, are expected to result in a 307,000 bpd increase in Diesel S-10 production capacity by 2030 (including projects in the Under Evaluation Portfolio), with 134,000 bpd of additional volume and 173,000 bpd resulting from the substitution of Diesel S-500 with Diesel S-10.

Investments also include biorefining to produce renewable content fuels, such as the construction of a dedicated Aviation Biokerosene – BioQav (SAF) and 100% renewable Diesel (HVO) plant via the HEFA (Hydroprocessed Esters and Fat Acids) route at RPBC, and adaptations at REGAP and REPLAN for SAF production via co-processing. Other projects and studies involving the production of bioproducts at the company's refineries are also underway.

Petrobras will also invest US$ 1 billion in initiatives to increase operational and energy efficiency at its refineries through the RefTop Program. These initiatives will contribute to achieving the emissions intensity target of its refining operations and ensuring operational availability equal to or greater than 97% by 2030.

Investments in Marketing and Logistics primarily aim to expand the company's presence in growing markets, such as Brazil’s Midwest and Northern Arc; increase the fleet of ships and vessels; and optimize logistical assets to maximize operational efficiency. These initiatives will result in reduced logistical costs and carbon footprint, capturing more market share for Petrobras.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

The renewal and expansion of the coastal shipping fleet for low liquidity classes and the chartering of offshore support vessels will bring new opportunities for the naval industry. The BP 2026-30 includes the construction of 20 coastal vessels and 18 barges, with a US$ 2 billion investment during the period, and the chartering of 40 new support vessels to renew the fleet supporting E&P activities.

In the Fertilizer segment, the main investment project is the completion of the Nitrogen Fertilizer Unit (UFN-III) in Três Lagoas (MS). For other assets, such as the Bahia and Sergipe Nitrogen Fertilizer Plants (Fafen-BA and Fafen-SE, respectively) and Araucária Nitrogenados S.A. (ANSA), investment focus is on operational continuity.

Additionally, Petrobras has allocated resources for study and research on petrochemical projects, reaffirming its interest in this segment, considering its potential for value generation and synergies with its current operations.

Gas and Low-Carbon Energies

Investments of US$ 4 billion are planned for the Implementation Target Portfolio of the Gas and Low-Carbon Energies (G&LCE) segment. In natural gas, projects aim to increase the supply of domestic gas through proprietary production and develop new competitive commercial products.

Petrobras maintains the intention of installing new thermoelectric plants in the Boaventura Energy Complex, in Itaboraí (RJ), with the implementation of these projects conditioned to success in future energy capacity reserve auctions.

In Low-Carbon Energies, priorities for this five-year period include ethanol, biodiesel, biomethane, diesel R, SAF and bio-bunker, in line with regulatory advancements and market trends, leveraging synergies with the company's operations.

Regarding ethanol, biodiesel and biomethane chains, Petrobras will preferably act in these segments through strategic minority partnerships or shared control with relevant players in the sector.

Additionally, Petrobras continues to seek partnerships for solar photovoltaic and onshore wind energy projects, aiming to capture commercial opportunities and expand its renewable energy self-generation capacity.

The company also continues to evaluate projects in Carbon Capture, Utilization and Storage (CCUS), Low-Emission Carbon Hydrogen, and Energy Storage, along with the Corporate Venture Capital (CVC) project.

Energy Transition

Considering all low-carbon initiatives (Scopes 1, 2 and 3), investments in the energy transition total US$ 13 billion, encompassing projects in Low-Carbon Energies, bioproducts, decarbonization of operations, and Research, Development and Innovation (RD&I) across all segments. This amount represents 12% of the Total Investment and 8% of the Implementation Investment.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

Investments in Energy Transition

Regarding the decarbonization commitments (Scopes 1 and 2) established in the previous Plan, the commitment to CO2 reinjection in CCUS projects concludes in 2025, with the expectation of meeting the goal of 80 million tCO2 this year. The other five commitments remain with targets set for 2030, as follows:

- Reduction of total absolute operational emissions by 30% compared to 2015;

- Zero routine flaring;

- Greenhouse Gas (GHG) intensity in E&P of 15 kgCO2e/boe;

- GHG intensity in Refining of 30 kgCO2e/CWT[3];

- Methane emissions intensity in Upstream of 0,20 t CH4/thousand t hydrocarbons.

Regarding ambitions associated with reducing the carbon footprint, the following are maintained: (i) the pursuit of operational emissions neutrality by 2050, and (ii) “Near Zero Methane 2030”, aligned with the Aiming for Zero Methane Emissions initiative promoted by the Oil and Gas Climate Initiative (OGCI), of which Petrobras is a signatory. The ambition related to the emissions level was adjusted to (iii) keep annual emissions below 55 million tCO2e by 2030.

Financeability

The BP 2026-30 financeability study resulted in the consolidation of capital discipline measures focused on cost optimization, increased productivity, and operational efficiency, benefiting the company’s long-term sustainability.

The average Brent price, exchange rate, and crack spread assumptions adopted for planning are outlined in the table below:

[3] CWT - Complexity Weighted Tonne, represents a measure of activity that considers both the effect of the processed load and the complexity of each refinery, allowing for the comparison of GHG emissions potential among refineries with different profiles and sizes.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

The main financeability assumptions for the Plan, related to the Implementation Target Portfolio, are: (i) Minimum cash balance of US$ 6 billion; (ii) Dividends according to the current policy; (iii) Gross Debt limit of US$ 75 billion, converging to a level of US$ 65 billion.

The Plan projects a resilient cash flow, with a Brent breakeven for net debt neutrality of US$ 59 per barrel in 2026 and US$ 48 per barrel in 2030. The BP 2026-30 includes the following annual projections for Operating Cash Flow (OCF), Investment Cash Flow (Cash Capex), and Leasings, related to the Total Portfolio:

All capital investment projects are approved for the execution phase only when they present a positive NPV across all three Plan scenarios[4].

The graph below consolidates Sources and Uses of cash, highlighting the balance between building the future (Investments), debt control, and shareholder returns. Considering the Total Portfolio, free cash flow allows for an estimate of ordinary dividends ranging from US$ 45 billion to US$ 50 billion.

[4] Exploratory projects (including participation in auctions), ongoing investments (such as maintenance), as well as partnerships, acquisitions, and divestments follow specific approval processes.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

Sources and Uses (2026-2030)

(Total Portfolio view ranges)

US$ billion

Finally, Petrobras reaffirms its main strategic choices, maintaining its focus on oil and gas with economic and environmental resilience; its commitment to replenishing reserves, generating value for society and shareholders; the expansion of its industrial park, with monetization of domestic oil and increased availability of low-carbon products; the ambition to achieve operational emissions neutrality; and leadership in a just energy transition. These choices deliver results and create value for all company stakeholders.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer